UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

Resignation of Directors and Committee Members

On November 7, 2022, Yuyang Cui resigned from the position as (i) the Co-Chair of the board of the directors and (ii) the Co-Chief Executive Officer of the Registrant, effective as of November 7, 2022.

On November 4, 2022, Jiawen Kang resigned from the position as (i) a director, (ii) a member of the audit committee, and (iii) a member of the nominating and corporate governance committee of the Registrant, effective as of November 4, 2022.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: November 10, 2022	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer